

September 14, 2011

Via Facsimile
Douglas C. Jeffries
Executive Vice President and Chief Financial Officer
Taleo Corporation
4140 Dublin Boulevard, Suite 400
Dublin, California 94568

      Re: **Taleo Corporation**
            Form 10-K for the Fiscal Year Ended December 31, 2010
            Filed February 28, 2011
            Form 10-Q for the Quarterly Period Ended June 30, 2011
            Filed August 8, 2011
            File No. 000-51299

Dear Mr. Jeffries:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

1.   We note from disclosures throughout your filing that you are involved in several legal proceedings and claims. Tell us what consideration you gave to disclosing and quantifying any reasonably expected material impact on your liquidity, capital resources and/or results of operations from the currently known trends, events and uncertainties related to this litigation. Refer to Section III.B.3 of SEC Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Statements

Notes to Consolidated Financial Statements

Note 9. Commitments and Contingencies

Litigation, page 98

2.   If there is at least a reasonable possibility that a loss exceeding amounts already
        recognized may have been incurred, you should either disclose an estimate of the
        additional loss or range of loss (or, if true, state that the estimate is immaterial in lieu of
        providing quantified amounts), or state that such an estimate cannot be made. Please
        refer to ASC 450-20-50. Tell us what consideration you gave to this guidance in your
        disclosure. As part of your response, also address your contingency disclosures in your
        Form 10-Q for the quarterly period ended June 30, 2011.

Note 13. Segment and Geographic Information, International Operations, and Customer
Concentrations, page 102

3.   Tell us what consideration you gave to reporting revenue from external customers for
        each of your products and services or each group of similar products and services in
        accordance with ASC 280-10-50-40.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

    •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant